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EXHIBIT 99.2

Management's Discussion and Analysis for the second quarter ended June 30, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS
July 31, 2013

This Management's Discussion and Analysis (MD&A) should be read in conjunction with Suncor's unaudited interim Consolidated Financial Statements for the three- and six-month periods ended June 30, 2013, Suncor's audited Consolidated Financial Statements for the year ended December 31, 2012 and Suncor's MD&A for the year ended December 31, 2012 (the 2012 annual MD&A).

Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2013 (the 2012 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this MD&A by reference.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc. and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context otherwise requires.

Table of Contents

1.	Advisories	7
2.	Second Quarter Highlights	11
3.	Suncor Overview	13
4.	Consolidated Financial Information	15
5.	Segment Results and Analysis	20
6.	Capital Investment Update	35
7.	Financial Condition and Liquidity	37
8.	Quarterly Financial Data	40
9.	Other Items	42
10.	Non-GAAP Financial Measures Advisory	46
11.	Forward-Looking Information	50

1. ADVISORIES

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, which is within the framework of International Financial Reporting Standards (IFRS).

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Comparative figures presented in this MD&A pertaining to Suncor's 2012 results have been restated while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions of the new and amended standards.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted. Certain prior year amounts in the Consolidated Statements of Comprehensive Income have been reclassified to conform to the current year's presentation.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    009

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings, cash flow from operations, return on capital employed (ROCE) and Oil Sands cash operating costs – are not prescribed by GAAP. Operating earnings and Oil Sands cash operating costs are defined in the Non-GAAP Financial Measures Advisory section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. Cash flow from operations and ROCE are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of this MD&A.

These non-GAAP financial measures are included because management uses this information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement
bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres
m3/d	cubic metres per day
MW	megawatts
Places and Currencies
U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia
$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pound sterling
€	Euros
Financial and Business Environment
Q2	Three months ended June 30
YTD	Year to date
DD&A	Depreciation, depletion and amortization
WTI	West Texas Intermediate
WCS	Western Canada Select
SCO	Synthetic crude oil
NYMEX	New York Mercantile Exchange

Risk Factors and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to: the volatility of commodity prices and exchange rate fluctuations; government regulation, including changes to royalty and income tax legislation; environmental regulation, including changes to climate change and reclamation legislation; risks associated with operating in foreign countries, including geopolitical and other political risks; operating hazards and other uncertainties, including extreme weather conditions, fires, explosions and oil spills; risks associated with the execution of major projects; reputational risk; permit approval; labour and materials supply; and other factors described within the Forward-Looking Information section of this MD&A. A more detailed discussion of the risk factors affecting the company is presented in the Risk Factors section of Suncor's 2012 annual MD&A.

             Suncor Energy Inc.
 010    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

2. SECOND QUARTER HIGHLIGHTS

•
Second quarter financial results.

•
Consolidated net earnings for the second quarter of 2013 were $680 million, compared to $324 million for the second quarter of 2012. Net earnings for the quarter increased largely due to an after-tax charge of $694 million relating to impairment of the company's Syrian assets in the prior year quarter. Net earnings in the second quarter of 2013 were impacted by an after-tax foreign exchange loss on the revaluation of U.S. denominated long-term debt of $254 million, compared to a loss of $143 million in the prior year quarter, in addition to the factors that affected operating earnings.

•
Operating earnings (1) for the second quarter of 2013 were $934 million, compared to $1.249 billion for the second quarter of 2012. Operating earnings decreased primarily due to lower upstream production volumes and refinery utilization as a result of significant planned maintenance activities and unplanned events, and incremental operating costs associated with the company's growing production assets, partially offset by higher average price realizations in Oil Sands.

•
Cash flow from operations (1) was $2.250 billion for the second quarter of 2013, compared to $2.347 billion for the second quarter of 2012, and decreased primarily due to the same factors that impacted operating earnings.

•
ROCE (1) (excluding major projects in progress) for the twelve months ended June 30, 2013 was 8.1%, compared to 14.2% for the twelve months ended June 30, 2012. ROCE for the twelve months ended June 30, 2013 was reduced by 4.4% due to an after-tax impairment charge of $1.487 billion relating to the Voyageur upgrader project in the fourth quarter of 2012, in addition to an after-tax charge of $127 million recorded in the first quarter of 2013 as a result of not proceeding with the project.

•
Successful execution of co-ordinated planned maintenance events.  In the quarter, the company completed the seven-week planned turnaround of Upgrader 1, which is expected to improve reliability and contribute to the company's overall upgrader performance targets. The company has transitioned to a five-year upgrader turnaround cycle and anticipates the next major turnaround to occur in 2016 at Upgrader 2. Maintenance events at the Edmonton refinery and Firebag were planned and executed to coincide with the Upgrader 1 turnaround in order to minimize the impact to the company's integrated operations.

(1)
Operating earnings, cash flow from operations and ROCE are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    011

•
Excellent progress on securing market access.  Suncor continues activities to increase market access into Canadian and U.S. coastal markets for both its current production and future growth. The company expects to start shipping on the Keystone South pipeline by early 2014, which will transport heavy crude to the U.S. Gulf Coast. During the quarter, the company made excellent progress on projects to transport inland crudes to the company's Montreal refinery by the end of 2013.

•
Completion of infrastructure to increase takeaway capacity and market access in support of production growth.  Suncor made excellent progress on increasing takeaway capacity through the completion of hot bitumen infrastructure, including the insulated bitumen pipeline from Firebag to Suncor's Athabasca terminal and the associated cooling and blending facilities. The company also secured pipeline and storage capacity to import up to 20,000 bbls/d of diluent. These assets were placed into service in July, enabling the continued ramp up of Firebag and the transportation of increased volumes of bitumen out of the Fort McMurray region. The completion of these assets has unlocked constrained production capacity, provided greater operating flexibility and is expected to optimize the company's sales mix going forward. With the completion of these projects, the company is on target to reach bitumen production capacity of approximately 180,000 bbls/d from Firebag in early 2014.

•
Production impacted by unplanned third-party outages.  Production in Oil Sands operations for the second quarter of 2013 was reduced by approximately 36,000 bbls/d due to third-party outages. A third-party cogeneration facility outage resulted in a three-day outage of Upgrader 2 and a subsequent ramp-up period that ended in early June. In late June, flooding in northern Alberta resulted in a precautionary shutdown of third-party pipelines, requiring Suncor to scale back production in response to limited transportation out of the Fort McMurray region. Partial flow was established at the end of June but full shipping rates were not reached until mid-July, at which time production levels were fully restored. Production volumes in Exploration and Production were also reduced by the temporary shut-in of a field in Libya to facilitate the establishment of field security.

•
Suncor's integrated model reduces impact of market volatility.  Suncor was able to maintain stable cash flow from operations in the second quarter of 2013, reinforcing the strength of its integrated model, despite the impacts of planned and unplanned events in the quarter. The impacts of these events were offset by an increase in price realizations in Oil Sands due to narrowing price differentials on western Canadian crude oil and an increase in refined product margins.

•
Suncor continues to return cash to shareholders.  During the quarter, Suncor returned $302 million to shareholders through dividends, reflecting the 54% increase announced in the first quarter of 2013, and $294 million through share repurchases.

             Suncor Energy Inc.
 012    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

3. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally, and we transport and refine crude oil, and market both proprietary and periodically third-party petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts.

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Wood Buffalo region of northeast Alberta, recovers bitumen from mining and in situ operations and upgrades the majority of this production into SCO for refinery feedstock and diesel fuel. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's wholly owned and operated mining, extraction, upgrading and in situ assets in the Athabasca oil sands. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, energy and reclamation facilities, such as Suncor's tailings management (TROTM) assets.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities and cogeneration units. In Situ production is either upgraded by Oil Sands Base or blended with diluent and marketed directly to customers.

•
Oil Sands Ventures assets include the company's interests in significant growth projects, including its 36.75% interest in the Joslyn North mining project, its 40.8% interest in the Fort Hills mining project where Suncor is the operator, and its 12.0% interest in the Syncrude oil sands mining and upgrading operation. Oil Sands Ventures also includes certain midstream assets, including a hot bitumen blending facility and tankage, which are intended to support growth in Oil Sands operations.

EXPLORATION AND PRODUCTION

Suncor's Exploration and Production segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore operations in North America, Libya and Syria.

•
East Coast Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds a 20.0% interest in the Hibernia base project and a 19.5% interest in the Hibernia Southern Extension Unit (HSEU), a 27.5% interest in the White Rose base project and a 26.125% interest in the White Rose Extensions, and a 22.729% interest in Hebron, all of which are operated by other companies.

•
International operations include Suncor's 29.89% working interest in Buzzard and its 26.69% interest in the Golden Eagle Area Development (Golden Eagle), both in the U.K. sector of the North Sea and both of which are not operated by Suncor. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor also owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas project in the Ash Shaer and Cherrife areas in Syria. Due to unrest in Syria, the company has declared force majeure under its contractual obligations, and Suncor's operations in Syria have been suspended indefinitely.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    013

•
North America Onshore operations include Suncor's interests in a number of natural gas and crude oil assets, primarily in Western Canada. On April 15, 2013, Suncor announced that it had reached an agreement to sell a significant portion of its natural gas business within North America Onshore. Upon completion of the transaction, Suncor will retain unconventional natural gas properties in the Kobes region of B.C. and unconventional oil assets in the Wilson Creek area of central Alberta.

REFINING AND MARKETING

Suncor's Refining and Marketing segment consists of two primary operations:

•
Refining and Product Supply operations refine crude oil into a broad range of petroleum and petrochemical products. Eastern North America operations include refineries located in Montreal, Québec and Sarnia, Ontario, and a lubricants business located in Mississauga, Ontario that manufactures, blends and markets products worldwide. Western North America operations include refineries located in Edmonton, Alberta and Commerce City, Colorado. Other Refining and Product Supply assets include interests in a petrochemical plant, pipelines and product terminals in Canada and the U.S.

•
Downstream Marketing operations sell refined petroleum products and lubricants to retail, commercial and industrial customers through a combination of company-owned, branded-dealer and other retail stations in Canada and Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy interests include six operating wind power projects across Canada, two wind power projects under development in Ontario, and the St. Clair ethanol plant in Ontario.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Group Eliminations. Intersegment activity includes the sale of diesel and crude oil feedstock by the Oil Sands segment and the sale of crude oil feedstock by the Exploration and Production segment to the Refining and Marketing segment, the sale of fuels and lubricants by the Refining and Marketing segment to the Oil Sands segment, the sale of ethanol by the Renewable Energy business to the Refining and Marketing segment, and the provision of insurance for a portion of the company's operations by the Corporate captive insurance entity.

             Suncor Energy Inc.
 014    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

4. CONSOLIDATED FINANCIAL INFORMATION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net earnings (loss)
Oil Sands	294	359	620	968
Exploration and Production	301	(430)	655	(98)
Refining and Marketing	432	501	1 214	977
Corporate, Energy Trading and Eliminations	(347)	(106)	(715)	(77)

Total	680	324	1 774	1 770

Operating earnings (loss) (1)
Oil Sands	294	429	747	1 038
Exploration and Production	301	287	655	619
Refining and Marketing	432	516	1 214	992
Corporate, Energy Trading and Eliminations	(93)	17	(315)	(82)

Total	934	1 249	2 301	2 567

Cash flow from (used in) operations (1)
Oil Sands	896	943	1 744	2 061
Exploration and Production	668	656	1 358	1 333
Refining and Marketing	646	711	1 713	1 441
Corporate, Energy Trading and Eliminations	40	37	(281)	(73)

Total	2 250	2 347	4 534	4 762

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Operating Highlights

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Production volumes by segment
Oil Sands (mbbls/d)	309.4	337.8	349.0	339.5
Exploration and Production (mboe/d)	190.7	204.6	198.8	212.7

Total	500.1	542.4	547.8	552.2

Production mix
Crude oil and liquids / natural gas (%)	91/9	91/9	92/8	91/9

Refinery utilization (%)
Eastern North America	96	87	94	86
Western North America	85	101	92	100

Total	90	94	93	93

Average price realizations by segment
Oil Sands ($/bbl)	85.88	79.70	83.04	86.07
Exploration and Production ($/mboe)	84.28	82.25	87.75	87.19

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    015

Net Earnings

Suncor's net earnings for the second quarter of 2013 were $680 million, compared to $324 million in the second quarter of 2012. Net earnings for the first six months of 2013 were $1.774 billion, compared to $1.770 billion in the first six months of 2012. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of the MD&A. Other items affecting net earnings over these periods include:

•
The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $254 million for the second quarter of 2013 and $400 million for the first six months of 2013. The after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated long-term debt was $143 million in the second quarter of 2012 and $15 million for the first six months of 2012.

•
In the first quarter of 2013, the company recorded an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

•
In the second quarter of 2012, the company recorded after-tax impairment charges and write-offs of $694 million against the company's Syrian assets.

•
In the second quarter of 2012, the company recorded a deferred tax charge of $88 million.

Operating Earnings

Operating Earnings Reconciliation (1)

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	680	324	1 774	1 770
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	254	143	400	15
Net impact of not proceeding with the Voyageur upgrader project (2)	—	—	127	—
Impairments and write-offs (3)	—	694	—	694
Impact of income tax rate adjustments on deferred income taxes (4)	—	88	—	88

Operating earnings	934	1 249	2 301	2 567

(1)
Operating earnings is a non-GAAP financial measure. All reconciling items are presented on an after-tax basis. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

(3)
Reflects the impairment and write-off of assets in Syria.

(4)
Represents the elimination of the planned general corporate income tax rate reduction in the Province of Ontario.

             Suncor Energy Inc.
 016    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Calculated based on production volumes.

(3)
Includes upstream price realizations before royalties, refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor's consolidated operating earnings for the second quarter of 2013 were $934 million, compared to $1.249 billion in the second quarter of 2012. Factors contributing to the decrease in operating earnings in the second quarter of 2013, compared to the second quarter of 2012, included:

•
Production volumes for the Oil Sands segment decreased to 309,400 bbls/d from 337,800 bbls/d, due primarily to a seven-week planned turnaround of Upgrader 1, a shortage of steam supply from a third-party cogeneration facility requiring a three-day outage of Upgrader 2 and a subsequent ramp-up period, and the precautionary shutdown of third-party pipelines in response to flooding in northern Alberta.

•
Production volumes for the Exploration and Production segment decreased to 190,700 boe/d from 204,600 boe/d, primarily due to the temporary shut-in of production at a field in Libya, offset by higher production in East Coast Canada relative to the prior year quarter which included planned maintenance programs for Terra Nova and White Rose.

•
Refinery utilization averaged 90% in the second quarter of 2013, compared to 94% in the second quarter of 2012, due primarily to planned and unplanned maintenance at the Edmonton refinery, partially offset by stronger utilization at the company's other refineries.

•
Operating expenses were higher in the second quarter of 2013, due to an after-tax share-based compensation expense of $45 million in the second quarter of 2013, compared to an after-tax recovery of $41 million in the prior year quarter, higher natural gas prices which impacted input costs at the company's refineries, an increase in Oil Sands operating costs due to larger operations, and higher maintenance costs.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    017

•
Financing Expense and Other Income was higher in the second quarter of 2013, due primarily to higher interest expense as a result of a lower percentage of borrowing costs that were capitalized as part of the cost of major development assets and construction projects, operational foreign exchange losses in Exploration and Production, and lower earnings from Energy Trading activities.

•
DD&A expense was higher in the second quarter of 2013, due mainly to recently commissioned Oil Sands assets, partially offset by lower DD&A for North America Onshore due to the cessation of DD&A for properties classified as assets held for sale.

The factors noted above were partially offset by the following:

•
Average price realizations for crude oil production from the Oil Sands segment were higher in the second quarter of 2013, reflecting narrowing light/heavy differentials, resulting in higher average price realizations across all crude baskets.

•
Royalties were lower in the second quarter of 2013, due mainly to lower overall production and lower royalty rates for certain East Coast Canada assets due to higher deductible costs from planned maintenance activities in 2012.

•
Refining margins were higher in the second quarter of 2013, primarily due to an after-tax increase to earnings of approximately $4 million as a result of a slightly increasing crude price environment over the second quarter of 2013, compared to an after-tax decrease to earnings of approximately $135 million in the prior year quarter due to a declining crude price environment over the second quarter of 2012, partially offset by lower average crack spreads.

Suncor's consolidated operating earnings were $2.301 billion for the first six months of 2013, compared to $2.567 billion for the first six months of 2012, and decreased primarily due to higher operating expenses and higher DD&A and exploration expenses, partially offset by lower royalty expense and higher refining margins.

After-tax share-based compensation expense (recovery) by segment

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Oil Sands	—	(16)	(9)	20
Exploration and Production	5	(3)	11	4
Refining and Marketing	3	(9)	8	8
Corporate, Energy Trading and Eliminations	37	(13)	71	50

Total share-based compensation expense (recovery)	45	(41)	81	82

Cash Flow from Operations

Consolidated cash flow from operations was $2.250 billion for the second quarter of 2013, compared to $2.347 billion for the second quarter of 2012. The decrease was due primarily to lower upstream production volumes, lower refinery utilization, and higher operating expenses, partially offset by higher average price realizations in Oil Sands and lower royalty expense.

Cash flow from operations was $4.534 billion for the first six months of 2013, compared to $4.762 billion for the first six months of 2012. The decrease was due primarily to higher operating expenses, partially offset by lower royalty expense and higher refining margins.

             Suncor Energy Inc.
 018    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

		Average for three months ended June 30		Average for six months ended June 30
		2013	2012	2013	2012

WTI crude oil at Cushing	US$/bbl	94.20	93.50	94.30	98.20
Dated Brent crude oil at Sullom Voe	US$/bbl	103.35	108.90	108.00	113.65
Dated Brent/Maya crude oil FOB price differential	US$/bbl	5.50	9.85	8.05	9.65
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	92.90	84.45	90.70	88.65
WCS at Hardisty	US$/bbl	75.05	70.60	68.75	76.05
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	19.15	22.90	25.55	22.15
Condensate at Edmonton	US$/bbl	103.30	99.40	105.25	104.70
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	1.85	3.35	2.15
New York Harbor 3-2-1 crack (1)	US$/bbl	25.60	31.95	28.40	28.90
Chicago 3-2-1 crack (1)	US$/bbl	30.70	27.85	28.90	23.35
Portland 3-2-1 crack (1)	US$/bbl	30.60	37.90	30.60	32.80
Gulf Coast 3-2-1 crack (1)	US$/bbl	23.95	29.30	26.40	27.35
Exchange rate	US$/Cdn$	0.98	0.99	0.99	0.99
Exchange rate (end of period)	US$/Cdn$	0.95	0.98	0.95	0.98

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. Price realizations for sweet SCO were positively impacted by an increase in the price for WTI to US$94.20/bbl, compared to US$93.50/bbl for the second quarter of 2012. Stronger price realizations for sweet SCO reflected lower industry supplies of SCO volumes due to significant planned maintenance by large producers in the second quarter of 2013.

Suncor produces a specific grade of sour SCO, the price realizations for which are influenced by changes to various crude benchmarks, including, but not limited to, Canadian par crude at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for Canadian par crude at Edmonton and WCS Hardisty increased in the second quarter of 2013 compared to the prior year quarter.

Bitumen production that Suncor does not upgrade is blended with diluent (or SCO) to facilitate delivery on pipeline systems to customers. Net bitumen price realizations are, therefore, influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO). Diluent is sourced from the company's own upgrading and refining facilities; however, purchases of diluent from third parties will be required to support the company's growth in bitumen production and optimize its sales mix. Bitumen price realizations can also be affected by bitumen quality and spot sales. In the second quarter of 2013, average price realizations for bitumen increased over the prior year quarter, reflecting the recent narrowing of light/heavy differentials.

Suncor's price realizations for production from East Coast Canada and International assets are influenced primarily by the price for Brent crude. Brent crude pricing continued to decline in the second quarter of 2013 and averaged US$103.35/bbl compared to US$108.90/bbl in the second quarter of 2012.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    019

Suncor's price realizations for North America Onshore natural gas production are primarily referenced to Alberta spot at AECO. The average AECO benchmark increased to $3.60/mcf in the second quarter of 2013, from $1.85/mcf in the second quarter of 2012.

Suncor's refining margins are influenced primarily by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates and by light/heavy and light/sour crude differentials, which indicate when more complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined product sales markets unique to that refinery. In the second quarter of 2013, crack spreads declined with the exception of the Chicago 3-2-1 crack. The increase in the price for Canadian-based crude and the decline in global crude prices had a negative impact on crack spreads in the second quarter of 2013.

The majority of Suncor's revenues from the sale of oil and natural gas commodities is based on prices that are determined by, or referenced to, U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities.

Conversely, many of Suncor's assets and liabilities, notably most of the company's long-term debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

5. SEGMENT RESULTS AND ANALYSIS

OIL SANDS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Gross revenues	2 705	2 508	5 748	5 725
Less: Royalties	(93)	(77)	(266)	(357)

Operating revenues, net of royalties	2 612	2 431	5 482	5 368

Net earnings	294	359	620	968

Operating earnings (1)
Oil Sands operations	225	403	636	943
Oil Sands Ventures	69	26	111	95

	294	429	747	1 038

Cash flow from operations (1)	896	943	1 744	2 061

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See the Non-GAAP Financial Measures Advisory section of this MD&A.

For the second quarter of 2013, Oil Sands segment net and operating earnings were $294 million, compared with net earnings of $359 million and operating earnings of $429 million for the second quarter of 2012. Net earnings in the second quarter of 2012 included a deferred tax adjustment of $70 million related to an income tax rate change.

             Suncor Energy Inc.
 020    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands operations contributed $225 million of operating earnings, while Oil Sands Ventures contributed $69 million. The decrease in operating earnings for Oil Sands operations compared with the second quarter of 2012 was due primarily to lower production resulting from a seven-week planned turnaround of Upgrader 1 and unplanned third-party outages, an increase in operating expenses, partially offset by higher average price realizations. The increase in operating earnings for Oil Sands Ventures reflected higher production from Syncrude due to a two-month planned maintenance event in the prior year quarter and higher average price realizations.

Cash flow from operations for the Oil Sands segment in the second quarter of 2013 was $896 million, compared to $943 million in the second quarter of 2012, and decreased due to the same factors that impacted operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	294	359	620	968
Net impact of not proceeding with the Voyageur upgrader project	—	—	127	—
Impact of income tax rate adjustments on deferred income taxes	—	70	—	70

Operating earnings (1)	294	429	747	1 038

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues and the net impacts of sales and purchases of third-party crude.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense, project start-up costs and operating, selling and general expense (adjusted for impacts of changes in inventory).

(5)
This factor also includes operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    021

Production Volumes (1)

	Three months ended June 30		Six months ended June 30
(mbbls/d)	2013	2012	2013	2012

Upgraded product (sweet SCO, sour SCO and diesel)	220.6	253.9	264.3	263.6
Non-upgraded bitumen	56.0	55.3	52.7	43.9

Oil Sands	276.6	309.2	317.0	307.5
Oil Sands Ventures – Syncrude	32.8	28.6	32.0	32.0

Total	309.4	337.8	349.0	339.5

(1)
Bitumen production from Oil Sands Base operations is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor's own refineries. Yields of SCO and diesel from Suncor's upgrading process average approximately 79% of bitumen feedstock input.

Bitumen Production

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Oil Sands Base
Bitumen production (mbbls/d)	181.0	244.5	229.7	253.1
Bitumen ore mined (thousands of tonnes per day)	283.8	391.7	356.8	402.0
Bitumen ore grade quality (bbls/tonne)	0.64	0.62	0.64	0.63

In Situ
Bitumen production – Firebag (mbbls/d)	129.3	95.8	133.1	89.7
Bitumen production – MacKay River (mbbls/d)	28.2	32.0	28.3	31.5

Total In Situ bitumen production	157.5	127.8	161.4	121.2

Steam-to-oil ratio – Firebag	3.4	3.4	3.4	3.5
Steam-to-oil ratio – MacKay River	2.6	2.3	2.5	2.3

Production volumes for Oil Sands operations averaged 276,600 bbls/d in the second quarter of 2013 compared to 309,200 bbls/d in the prior year quarter. Production in the prior year quarter was impacted by unplanned maintenance at Upgrader 2. In the second quarter of 2013, production of upgraded product averaged 220,600 bbls/d in the quarter. The seven-week planned turnaround at Upgrader 1 and an unplanned shutdown of Upgrader 2 in early May due to a third-party cogeneration facility outage limited the production of SCO and constrained diluent availability for non-upgraded bitumen production. This third-party outage also resulted in a ramp-up period with limited steam availability, which constrained production rates until early June. Following these events, a precautionary shutdown of third-party pipelines in response to flooding in northern Alberta required the company to scale back production in the latter part of June. Partial flow was established at the end of June, but full shipping rates were not reached until mid-July, at which time production levels were fully restored.

Low SCO production in the second quarter of 2013 and the prior year quarter resulted in diluent constraints that restricted the production of non-upgraded bitumen in both periods. The completion of the company's hot bitumen infrastructure and diluent import strategy is expected to optimize sales mix and facilitate the growth of non-upgraded bitumen volumes going forward.

             Suncor Energy Inc.
 022    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Oil Sands Base bitumen production from mining and extraction activities averaged 181,000 bbls/d in the second quarter of 2013, compared to 244,500 bbls/d in the second quarter of 2012. Mining output was reduced in the quarter to coincide with the Upgrader 1 turnaround and the third-party outages discussed above. The company also completed planned maintenance activities at the Steepbank extraction plant during the turnaround window.

In Situ bitumen production averaged 157,500 bbls/d in the second quarter of 2013, compared to 127,800 bbls/d in the second quarter of 2012, due primarily to the ongoing ramp up of Firebag production. Production in the quarter was impacted by planned maintenance at a Firebag central processing facility and constrained diluent availability due to the third-party cogeneration facility outage at Upgrader 2. Final commissioning of Stage 4 well pads and related hot bitumen infrastructure is complete, and the company anticipates that bitumen production from Firebag is on schedule to reach production capacity of approximately 180,000 bbls/d in early 2014. MacKay River production volumes decreased to 28,200 bbls/d in the second quarter of 2013, compared to 32,000 bbls/d in the second quarter of 2012, due primarily to natural declines which are expected to be offset by the end of 2013 through the ramp up of recently commissioned well pads.

Suncor's share of Syncrude production increased to 32,800 bbls/d in the second quarter of 2013 from 28,600 bbls/d in the second quarter of 2012. The increase in production was primarily due to a two-month planned maintenance event in the second quarter of 2012. The current quarter was impacted by unplanned boiler outages that required a shutdown of one of three cokers. Consequently, the decision was made to advance an eight-week planned maintenance event of the coker to early June from its scheduled time in the latter half of 2013.

Sales Volumes and Mix

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Oil Sands sales volumes (mbbls/d)
Sweet SCO	51.0	98.9	81.6	94.2
Diesel	28.7	27.0	19.0	29.9
Sour SCO	147.9	110.9	169.1	146.9

Upgraded product	227.6	236.8	269.7	271.0
Non-upgraded bitumen	56.4	56.7	51.8	42.1

Total	284.0	293.5	321.5	313.1

Sales volumes for Oil Sands operations decreased to 284,000 bbls/d in the second quarter of 2013 from 293,500 bbls/d in the second quarter of 2012, consistent with the decrease in production, partially offset by a drawdown of SCO inventory that was built up in the first quarter of 2013 in anticipation of the turnaround. SCO sales mix was impacted by planned maintenance of the Upgrader 1 hydrogen plant and hydrotreating units for the duration of the quarter, resulting in a high proportion of sour SCO sales.

Price Realizations

Net of transportation costs, but before royalties	Three months ended June 30		Six months ended June 30
($/bbl)	2013	2012	2013	2012

Oil Sands operations
Sweet SCO and diesel	107.56	93.80	102.45	99.72
Sour SCO and bitumen	74.89	67.26	71.97	75.57
Crude sales basket (all products)	84.14	78.64	81.52	85.13
Crude sales basket, relative to WTI	(12.31)	(15.79)	(14.31)	(13.63)

Oil Sands Ventures
Syncrude – sweet SCO	100.92	90.61	98.30	95.15
Syncrude, relative to WTI	4.49	(3.82)	2.48	(3.61)

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    023

Average sales price realizations for Oil Sands operations increased to $84.14/bbl in the second quarter of 2013 from $78.64/bbl in the second quarter of 2012, due mainly to narrowing light/heavy differentials, partially offset by a less favourable sales mix. In the second quarter of 2013, average price realization for sweet SCO increased and sold at a premium relative to WTI, compared to a discount relative to WTI in the prior year quarter, reflecting a lower industry supply of SCO volumes due to significant planned maintenance by large producers in the second quarter of 2013. Average price realizations for sour SCO and bitumen also increased in the second quarter of 2013 and sold at smaller discounts relative to WTI over the prior year quarter.

Royalties

Royalties for the Oil Sands segment were higher in the second quarter of 2013 than in the same period in 2012. The increase was mainly due to higher crude benchmark prices for WCS that influence the company's regulated bitumen valuation methodology used to determine royalties for mining properties, partially offset by lower production.

Inventory

During the second quarter of 2013, the company drew down SCO inventory to fulfil sales commitments during the Upgrader 1 turnaround and unplanned outages, compared to a large build up of inventories in the prior year quarter following unplanned upgrader maintenance.

Expenses and Other Factors

Operating expenses for the second quarter of 2013 were higher than operating expenses for the second quarter of 2012, due to an increase in cash operating costs and non-production costs, partially offset by lower project start-up costs as the prior year quarter included start-up activities for the Millennium Naptha Unit (MNU). Non-production costs increased due primarily to a share-based compensation recovery in the prior year quarter, compared to a minimal expense in the second quarter of 2013, partially offset by higher expenses in the prior year quarter relating to safe mode costs associated with the deferral and subsequent remobilization of growth projects.

Operating expenses at Syncrude were lower in the second quarter of 2013 than in the second quarter of 2012, due primarily to lower maintenance costs associated with less planned maintenance in the second quarter of 2013, partially offset by higher natural gas costs.

DD&A expense for the second quarter of 2013 was higher than in the same period of 2012, due mainly to a larger asset base that is the result of assets commissioned subsequent to the second quarter of 2012, including Firebag Stage 4, MNU and additional TROTM infrastructure.

Cash Operating Costs Reconciliation (1)

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Operating, selling and general expense	1 455	1 171	2 852	2 686
Syncrude operating, selling and general expense	(135)	(141)	(260)	(252)
Non-production costs (2)	(45)	(7)	(119)	(128)
Other (3)	(104)	73	(182)	(154)

Cash operating costs	1 171	1 096	2 291	2 152
Cash operating costs ($/bbl)	46.55	39.00	39.95	38.55

(1)
Cash operating costs and cash operating costs per barrel are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes.

(3)
Other includes the impacts of changes in inventory valuation and operating revenues associated with excess power from cogeneration units.

             Suncor Energy Inc.
 024    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Cash operating costs per barrel for Oil Sands operations in the second quarter of 2013 averaged $46.55/bbl compared to $39.00/bbl in the second quarter of 2012, due primarily to lower production volumes and an increase in total cash operating costs. Total cash operating costs increased over the prior year quarter due to incremental costs associated with larger operations, higher natural gas prices, and higher maintenance activities in mining, partially offset by the net benefit of increased power sales and lower contract mining costs associated with reduced mining output.

Results for the First Six Months of 2013

Oil Sands segment net earnings for the first six months of 2013 were $620 million, compared to $968 million for the same period in 2012. Net earnings for the first six months of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project. Net earnings for the first six months of 2012 included a $70 million deferred tax adjustment related to an income tax rate change.

Oil Sands segment operating earnings for the first six months of 2013 were $747 million, compared to $1.038 billion for the same period in 2012, and were lower due primarily to higher operating expenses, lower average price realizations, and higher DD&A.

Cash flow from operations for the first six months of 2013 was $1.744 billion for the segment, compared to $2.061 billion for the same period in 2012. The decrease in cash flow from operations was mainly due to higher cash operating expenses and lower average price realizations primarily in the first quarter of 2013.

Cash operating costs per barrel for Oil Sands operations averaged $39.95/bbl for the first six months of 2013, an increase from an average of $38.55/bbl for the first six months of 2012, primarily due to higher cash operating costs which were driven by larger operations, and higher natural gas prices, partially offset by the increase in the net benefit of power sales.

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that the company is not proceeding with the Voyageur upgrader project. The decision was a result of a joint strategic and economic review launched by Suncor and co-owner Total E&P Canada Ltd. (Total E&P) in response to a change in market conditions that challenged the economics of the project. Suncor acquired Total E&P's interest in the Voyageur Upgrader Limited Partnership (VULP) for $515 million to gain full control over the partnership assets, including a hot bitumen blending facility and tankage, which will be used to provide added logistic flexibility and storage capacity for the company's growing Oil Sands operations. The net book value of these assets on the effective date was approximately $800 million.

As a result, Suncor recorded an after-tax charge to net earnings of $127 million in the first quarter of 2013, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

Planned Maintenance Events

Planned maintenance of the Upgrader 2 vacuum tower is scheduled for four to five weeks in the third quarter of 2013. The production impact of this maintenance has been reflected in the company's 2013 guidance.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    025

EXPLORATION AND PRODUCTION

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Gross revenues	1 682	1 805	3 454	3 767
Less: Royalties	(335)	(392)	(649)	(870)

Operating revenues, net of royalties	1 347	1 413	2 805	2 897

Net earnings (loss)	301	(430)	655	(98)

Operating earnings (loss) (1)
East Coast Canada	173	163	304	327
International	115	186	312	381
North America Onshore	13	(62)	39	(89)

	301	287	655	619

Cash flow from operations (1)	668	656	1 358	1 333

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

Exploration and Production net earnings were $301 million for the second quarter of 2013, compared with a net loss of $430 million in the second quarter of 2012. The loss in the second quarter of 2012 included impairment and write-off charges of $694 million (net of income taxes of $nil) relating to the company's Syrian assets, and a deferred tax adjustment of $23 million related to an income tax rate change.

Exploration and Production operating earnings were $301 million in the second quarter of 2013, compared to $287 million in the second quarter of 2012. Operating earnings of $173 million for East Coast Canada increased due primarily to higher production volumes as a result of significant planned maintenance in the prior year quarter and lower royalty expense. Operating earnings of $115 million for International were lower due to the temporary shut-in of production at a field in Libya and lower average price realizations. Operating earnings of $13 million for North America Onshore were higher than the loss in the second quarter of 2012, primarily due to lower DD&A due to the cessation of DD&A on properties classified as assets held for sale, higher average price realizations, and lower operating expenses in the second quarter of 2013, as the prior year quarter included expenditures relating to the Altares well incident.

Cash flow from operations was $668 million for the second quarter of 2013, compared to $656 million for the second quarter of 2012, consistent with the increase in operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net earnings (loss) as reported	301	(430)	655	(98)
Impairments and write-offs	—	694	—	694
Impact of income tax rate adjustments on deferred income taxes	—	23	—	23

Operating earnings (1)	301	287	655	619

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 026    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
Includes price realizations before royalties, other operating revenues, and the net impacts of sales and purchases of third-party crude.

(3)
Royalties in Libya and Syria represent the difference between gross revenues, which is based on the company's working-interest share of production less the net revenue attributable to Suncor under the terms of the respective contracts.

(4)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(5)
The Operating Expense factor includes transportation expense, project start-up costs, and operating, selling and general expense (adjusted for impacts of changes in inventory).

(6)
This factor may also include operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, impacts of changes in effective income tax rates, and other income tax adjustments.

Production Volumes

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Production (mboe/d)	190.7	204.6	198.8	212.7
East Coast Canada (mbbls/d)	57.8	49.8	58.1	57.6
International (mboe/d)	84.8	100.6	91.0	98.3
North America Onshore (mmcfe/d)	289	325	299	341

Production mix (liquids/gas) (%)	77/23	76/24	78/22	75/25
East Coast Canada	100/0	100/0	100/0	100/0
International	98/2	99/1	99/1	99/1
North America Onshore	13/87	9/91	14/86	10/90

For East Coast Canada, production averaged 57,800 bbls/d in the second quarter of 2013, compared to 49,800 bbls/d in the second quarter of 2012.

•
Production from Terra Nova averaged 16,800 bbls/d, increasing from 13,300 bbls/d in the prior year quarter due primarily to the dockside maintenance program that commenced in the second quarter of 2012. In the current quarter, a routine inspection of the Terra Nova facility indicated that one of nine mooring chains was damaged. Consequently, the company has extended the previously planned four-week maintenance event to 11 weeks in order to repair the damaged chain and perform preventive maintenance on the remaining eight chains. There will be no production from Terra Nova during this maintenance period, which is expected to commence in September.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    027

•
Production from White Rose averaged 15,300 bbls/d, and increased from 5,500 bbls/d in the same quarter last year due primarily to the planned off-station maintenance program in the second quarter of 2012.

•
Production from Hibernia averaged 25,700 bbls/d and decreased slightly from 31,000 bbls/d in the prior year quarter due to natural declines and unplanned maintenance in the second quarter of 2013.

For International, production averaged 84,800 boe/d in the second quarter of 2013, compared to 100,600 boe/d in the second quarter of 2012.

•
Production from Libya averaged 27,000 bbls/d, and decreased from 42,700 bbls/d in the prior year quarter due to the temporary shut-in of production at one field to facilitate the establishment of field security. Production returned to normal rates in mid-July, however recent labour issues have impacted terminal operations that may reduce production and liftings in the third quarter of 2013. Suncor continues to monitor its production and exploration activity as the country continues to go through a difficult transition towards a more stable environment.

•
Production from Buzzard averaged 57,800 boe/d, compared to 57,900 boe/d in the prior year quarter, reflecting strong reliability and steady production.

For North America Onshore, production averaged 289 mmcfe/d in the second quarter of 2013, compared to 325 mmcfe/d in the second quarter of 2012. The decrease in production volumes is due primarily to natural declines and the prior year quarter including incremental production from fields in southwest Alberta and northeast B.C. that were shut-in due to low natural gas prices and the closure of a third-party gas processing facility.

Price Realizations

	Three months ended June 30		Six months ended June 30
Net of transportation costs, but before royalties	2013	2012	2013	2012

Exploration and Production	84.28	82.25	87.75	87.19
East Coast Canada ($/bbl)	103.68	104.25	108.12	114.50
International ($/boe)	101.18	105.84	106.24	110.09
North America Onshore ($/mcfe)	5.30	3.14	4.97	3.44

In the second quarter of 2013, price realizations for crude oil from East Coast Canada and International were lower than the prior year quarter, consistent with the decrease in benchmark prices for Brent crude. Price realizations for North America Onshore were higher due to higher benchmark prices for natural gas and a higher proportion of natural gas liquids.

Royalties

Royalties for Exploration and Production were lower in the second quarter of 2013, compared with the prior year quarter, due primarily to lower royalties in Libya and lower royalty rates for Terra Nova due to higher deductible costs from the planned maintenance activities in 2012, partially offset by the impact of higher production from East Coast Canada.

Inventory

Earnings from the second quarter of 2013 included a smaller drawdown of inventories relative to the drawdown in the prior year quarter during planned maintenance programs for Terra Nova and White Rose.

Expenses and Other Factors

Operating expenses were lower in the second quarter of 2013 than in the second quarter of 2012, primarily due to containment and monitoring expenses in the second quarter of 2012 associated with the Altares well incident that occurred in March 2012.

             Suncor Energy Inc.
 028    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

DD&A and exploration expenses were lower in the second quarter of 2013 than in the second quarter of 2012. DD&A expense decreased primarily due to the cessation of DD&A for properties classified as assets held for sale in North America Onshore and lower production volumes in Libya, partially offset by higher production from East Coast Canada. Exploration expense decreased primarily due to an exploration well write-off relating to the second appraisal well for the Beta discovery in Norway in the prior year quarter, partially offset by expenditures relating to a 3D seismic acquisition program in Norway in the second quarter of 2013. During the second quarter of 2013, the company recorded a charge of $14 million ($5 million after-tax) associated with a non-commercial exploration well in the U.K.

Financing Expense and Other Income had a negative impact on earnings, primarily due to foreign exchange losses in the U.K. in the second quarter of 2013 due to the weakening of the U.S. dollar against the pound sterling, compared to the positive impact of the strengthening U.S. dollar in the second quarter of 2012.

Proposed Sale of Natural Gas Business

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada for $1 billion, subject to closing adjustments on an economic basis, with an effective date of January 1, 2013. The transaction is expected to close during the third quarter of 2013 and is subject to closing conditions and regulatory approvals. Production from these assets was 43,000 boe/d in the second quarter of 2013, of which 90% was natural gas. Net earnings and cash flow from operations from these assets in the second quarter of 2013 was approximately $26 million and $33 million, respectively. Excluded from the sale are the majority of Suncor's unconventional natural gas properties in the Kobes region of British Columbia and unconventional oil assets in the Wilson Creek area of central Alberta.

Other Items

In the first quarter of 2013, the company completed negotiations with the National Oil Company in Libya regarding Suncor's exploration commitments under its EPSAs. As a result, the company has received an extension to reflect the time that Suncor was in force majeure due to political unrest and unable to fulfil its exploration commitments. The company continues to make progress on the 2013 exploration drilling program.

Results for the First Six Months of 2013

Net earnings for Exploration and Production over the first six months of 2013 were $655 million, compared to a net loss of $98 million over the first six months of 2012. Net earnings for the first six months of 2012 included impairment and write-offs of $694 million for assets in Syria and a deferred tax adjustment of $23 million related to an income tax rate change.

Operating earnings for Exploration and Production for the first six months of 2013 were $655 million, compared to $619 million for the first six months of 2012. Operating earnings were higher primarily due to a decrease in royalty, operating and DD&A expenses, partially offset by lower production volumes.

Cash flow from operations was $1.358 billion for the first six months of 2013, compared to $1.333 billion for the first six months of 2012. The increase was primarily due to a decrease in royalty and operating expenses, partially offset by lower production volumes, as well as the impact of writing off accounts receivable in Syria in the second quarter of 2012.

Planned Maintenance Events

Routine annual planned maintenance is scheduled for White Rose and Buzzard in the third quarter of 2013. The 11-week maintenance event at Terra Nova is scheduled to commence in September.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    029

The production impact of this maintenance has been reflected in the company's 2013 guidance.

REFINING AND MARKETING

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Operating revenues	6 449	6 572	13 030	12 958

Net earnings	432	501	1 214	977

Operating earnings (1)
Refining and Product Supply	355	438	1 068	836
Marketing	77	78	146	156

	432	516	1 214	992

Cash flow from operations (1)	646	711	1 713	1 441

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

For the second quarter of 2013, Refining and Marketing net and operating earnings were $432 million, compared to net earnings of $501 million and operating earnings of $516 million for the second quarter of 2012. In the second quarter of 2012, net earnings included a deferred income tax adjustment of $15 million related to an income tax rate change.

Refining and Product Supply activities contributed $355 million to operating earnings in the second quarter of 2013, which was lower than in the same period in the prior year, due primarily to lower throughput volumes, higher operating expenses, offset by the impact of a slightly increasing crude pricing environment in the second quarter of 2013, compared to a declining price environment in the second quarter of 2012. Marketing activities contributed $77 million to operating earnings in the second quarter of 2013, which was consistent with the same period in the prior year.

Refining and Marketing cash flow from operations was $646 million in the second quarter of 2013, compared to $711 million in the second quarter of 2012, and decreased primarily due to the same factors that affected operating earnings.

Operating Earnings

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net earnings as reported	432	501	1 214	977
Impact of income tax rate adjustments on deferred income taxes	—	15	—	15

Operating earnings (1)	432	516	1 214	992

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

             Suncor Energy Inc.
 030    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

(1)
Factors represent after-tax variances and include the impacts of operating earnings adjustments. These factors are analyzed in the narrative following this bridge analysis. This bridge analysis is provided because management uses this presentation to analyze performance.

(2)
This factor represents refining and product supply margin realizations, other operating revenues, the net impacts of sales and purchases of third-party crude and the inventory valuation impact of a fluctuating crude price environment.

(3)
The Inventory variance factor reflects the opportunity cost of building production volumes in inventory or the additional margin earned by drawing down inventory produced in previous periods. The calculation of the Inventory variance factor in this bridge analysis permits the company to present the Volume variance factor based on production volumes, rather than based on sales volumes.

(4)
The Operating Expense factor includes transportation expense and operating, selling and general expense.

(5)
This factor also includes changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in effective income tax rates, and other income tax adjustments.

Volumes

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Crude oil processed (mbbls/d)
Eastern North America	212.1	192.5	208.9	191.7
Western North America	202.4	234.7	219.8	234.7

Total	414.5	427.2	428.7	426.4

Refinery utilization (1)(2) (%)
Eastern North America	96	87	94	86
Western North America	85	101	92	100

Total	90	94	93	93

Refined product sales (thousands of m3/d)
Gasoline	35.8	41.0	37.6	39.8
Distillate	34.4	29.5	34.2	29.6
Other	14.4	17.0	13.6	14.4

Total	84.6	87.5	85.4	83.8

(1)
Effective January 1, 2013, the company increased the nameplate capacity of the Edmonton refinery from 135,000 bbls/d to 140,000 bbls/d. Prior quarter utilization rates have not been recalculated and reflect the lower nameplate capacities.

(2)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    031

Average crude oil processed increased to 212,100 bbls/d in the second quarter of 2013 from 192,500 bbls/d in the prior year quarter for Eastern North America due to strong reliability in the Montreal and Sarnia refineries. The prior year quarter was impacted by an unplanned outage of a crude unit at the Sarnia refinery and reduced availability of crude feedstock. Average crude oil processed in Western North America decreased to 202,400 bbls/d in the second quarter of 2013 from 234,700 bbls/d in the prior year quarter, primarily due to planned and unplanned maintenance at the Edmonton refinery, partially offset by strong reliability at the Commerce City refinery. The company completed a four-week planned maintenance event of the heavy sour crude train and unplanned maintenance of the main flare gas line at the Edmonton refinery. Utilization returned to normal levels by the end of May. Overall refinery utilization averaged 90% in the second quarter of 2013, compared to 94% in the second quarter of 2012, reflecting the decrease in utilization at the Edmonton refinery but stronger utilization across all other refineries.

Total sales decreased to 84,600 m3/d in the second quarter of 2013, compared to 87,500 m3/d in the second quarter of 2012, primarily as a result of lower production.

Prices and Margins

For Refining and Supply, refined product margins were higher in the second quarter of 2013 than in the prior year quarter.

•
The increase in refining product margins was due primarily to an after-tax increase to earnings of approximately $4 million as a result of a slightly increasing crude price environment over the second quarter of 2013, compared to an after-tax decrease to earnings of approximately $135 million in the prior year quarter as a result of a declining crude price environment over the second quarter of 2012.

•
Narrowing light/heavy crude differentials for Canadian-based crude had a partially offsetting impact on margins in the quarter, resulting in higher feedstock costs for SCO and bitumen.

•
Benchmark crack spreads for the second quarter of 2013 were lower than crack spreads from the second quarter of 2012 across all regions into which the company sells refined product, with the exception of the Chicago 3-2-1 crack.

Retail and wholesale margins from the second quarter of 2013 were consistent with margins from the second quarter of 2012.

Expenses and Other Factors

Operating expenses were higher in the second quarter of 2013 than in the second quarter of 2012, due primarily to higher natural gas prices, higher share-based compensation expense and higher unplanned maintenance costs. DD&A expense increased in the second quarter of 2013 due to a higher asset base.

Results for the First Six Months of 2013

For the first six months of 2013, Refining and Marketing segment net and operating earnings were $1.214 billion, compared to net earnings of $977 million and operating earnings of $992 million for the first six months of 2012. The increase in earnings was due primarily to lower crude feedstock costs relative to WTI and stronger crack spreads, primarily in the first quarter of 2013. The impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $121 million for the first six months of 2013, whereas the impact on earnings pertaining to the decreasing crude price environment decreased after-tax earnings by approximately $128 million for the first six months of 2012.

Cash flow from operations was $1.713 billion for the first six months of 2013, compared to $1.441 billion for the first six months of 2012, and increased primarily due to the same factors that influenced operating earnings.

             Suncor Energy Inc.
 032    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Planned Maintenance Events

A seven-week planned maintenance event is scheduled at the Sarnia refinery for one of its crude units, beginning late in the third quarter of 2013. The impact of this maintenance has been reflected in the company's 2013 guidance.

Planned maintenance at the Edmonton refinery on its sweet synthetic crude unit has been deferred to the latter half of 2014.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

Financial Highlights

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net loss	(347)	(106)	(715)	(77)

Operating earnings (loss) (1)
Renewable Energy	21	19	33	34
Energy Trading	16	47	94	99
Corporate	(174)	(76)	(417)	(224)
Group Eliminations	44	27	(25)	9

	(93)	17	(315)	(82)

Cash flow from (used in) from operations (1)	40	37	(281)	(73)

(1)
Non-GAAP financial measures. Operating earnings are reconciled to net earnings below. See also the Non-GAAP Financial Measures Advisory section of this MD&A.

The net loss for Corporate, Energy Trading and Eliminations in the second quarter of 2013 was $347 million, compared to $106 million in the second quarter of 2012. In the second quarter of 2013, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss on U.S. dollar denominated long-term debt of $254 million, compared to a smaller after-tax loss of $143 million in the prior year quarter. The net loss in the second quarter of 2012 also included a deferred tax reduction of $20 million related to an income tax rate change.

Operating Earnings

Operating loss for Corporate, Energy Trading and Eliminations in the second quarter of 2013 was $93 million, compared to operating earnings of $17 million in the second quarter of 2012.

Operating Earnings Reconciliation

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Net loss	(347)	(106)	(715)	(77)
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	254	143	400	15
Impact of income tax rate adjustments on deferred income taxes	—	(20)	—	(20)

Operating (loss) earnings (1)	(93)	17	(315)	(82)

(1)
Non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of this MD&A.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    033

Renewable Energy

	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012

Power generation marketed (gigawatt hours)	103	102	230	243
Ethanol production (millions of litres)	98.0	96.8	206.6	203.2

Renewable Energy operating earnings increased to $21 million in the second quarter of 2013 from $19 million in the second quarter of 2012, due primarily to higher power prices in the second quarter of 2013, partially offset by weaker margins on ethanol production due to higher feedstock costs.

Energy Trading

Energy Trading operating earnings decreased to $16 million from $47 million in the prior year quarter, due primarily to lower gains on Canadian heavy crude trading strategies as a result of narrowing differentials and pipeline outages.

Corporate

The Corporate operating loss was $174 million for the second quarter of 2013, compared with an operating loss of $76 million for the second quarter of 2012. The increase in operating loss was due primarily to share-based compensation expense in the quarter, compared to a recovery in the prior year quarter, lower capitalized interest, and incremental expenditures relating to a company-wide process improvement initiative. The company capitalized $104 million of its borrowing costs in the second quarter of 2013 as part of the cost of major development assets and construction projects, compared to $148 million in the prior year quarter, reflecting fewer major projects in the second quarter of 2013.

Group Eliminations

Group Eliminations includes the elimination of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Product Supply. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the second quarter of 2013, the company recognized $44 million of after-tax intersegment profit that was previously eliminated, compared to $27 million in the prior year quarter.

Results for the First Six Months of 2013

The net loss for Corporate, Energy Trading and Eliminations for the first six months of 2013 was $715 million, compared to $77 million for the first six months of 2012. Over the first six months of 2013, the Canadian dollar weakened in relation to the U.S. dollar, resulting in an after-tax unrealized foreign exchange loss of $400 million on U.S. dollar denominated long-term debt. The decrease in the Canadian dollar was not as significant over the first six months of 2012, resulting in a lower after-tax unrealized foreign exchange loss of $15 million on U.S. dollar denominated long-term debt. The net loss for the first six months of 2012 also included the deferred tax reduction of $20 million.

The operating loss for Corporate, Energy Trading and Eliminations for the first six months of 2013 was $315 million, compared to an operating loss of $82 million for the first six months of 2012. The higher operating loss was due mainly to lower capitalized interest, incremental expenditures relating to a company-wide process improvement initiative and after-tax profit that was eliminated in the first six months of 2013, compared to the recognition of previously eliminated profit in the prior year period. The company capitalized $200 million of its borrowing costs in the first six months of 2013

             Suncor Energy Inc.
 034    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com as part of the cost of major development assets and construction projects, compared to $306 million in the first six months of 2012, reflecting fewer major projects in the second quarter of 2013.

6. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

	Three months ended June 30		Six months ended June 30
($ millions)	2013	2012	2013	2012

Oil Sands	1 487	1 093	2 523	2 270
Exploration and Production	315	315	675	521
Refining and Marketing	165	158	243	247
Corporate, Energy Trading and Eliminations	13	40	24	46

Total capital and exploration expenditures	1 980	1 606	3 465	3 084
Less: capitalized interest on debt	(104)	(148)	(200)	(306)

	1 876	1 458	3 265	2 778

Capital and Exploration Expenditures by Type (1)(2)(3)

	Three months ended June 30, 2013			Six months ended June 30, 2013
($ millions)	Sustaining	Growth	Total	Sustaining	Growth	Total

Oil Sands	960	442	1 402	1 549	809	2 358
Oil Sands Base	655	25	680	920	43	963
In Situ	195	212	407	438	300	738
Oil Sands Ventures	110	205	315	191	466	657
Exploration and Production	35	264	299	92	553	645
Refining and Marketing	151	15	166	225	18	243
Corporate, Energy Trading and Eliminations	9	—	9	19	—	19

	1 155	721	1 876	1 885	1 380	3 265

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands operations and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure that is required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    035

In the second quarter of 2013, property, plant and equipment and exploration expenditures were $1.876 billion (excluding capitalized interest). Activity in the second quarter of 2013 included the following.

Oil Sands Operations

Oil Sands Base

Oil Sands Base capital and exploration expenditures were $680 million in the second quarter of 2013, of which $655 million and $25 million were directed towards sustaining and growth activities, respectively. Capital expenditures in the quarter were primarily focused on the Upgrader 1 turnaround and other planned maintenance. The company continued to progress other reliability and sustainment projects, including the construction of assets to support the ongoing TROTM process and activities aimed at reducing freshwater use, including the construction of a water treatment plant. In addition, the construction of the final two of four storage tanks in Hardisty, Alberta continued in the second quarter of 2013 with commissioning anticipated for the third quarter of 2013.

In Situ

In Situ capital and exploration expenditures were $407 million, of which $212 million was directed towards growth projects. Growth capital expenditures in the quarter related primarily to a capital lease for interconnects and additional tankage that facilitates the blending of bitumen at Suncor's Athabasca terminal. The company has completed the construction of the remaining Firebag Stage 4 infrastructure, enabling the flow of hot bitumen from the Firebag site to Suncor's Athabasca terminal for blending, cooling and transport to market. These assets were placed into service subsequent to the end of the quarter. Growth capital also includes expenditures to progress the debottlenecking project at the MacKay River facilities that is intended to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d.

Sustaining capital expenditures of $195 million were directed towards ongoing design, engineering, procurement and construction of well pads that are expected to maintain existing production levels from Firebag and MacKay River in future years. Capital expenditures were also directed towards the infill well program and planned maintenance at one of the central processing facilities at Firebag.

Oil Sands Ventures

Oil Sands Ventures growth capital expenditures were $205 million. The company plans to present the Fort Hills project for a sanction decision to project co-owners in the fourth quarter of 2013. Capital expenditures are focused on design engineering, site preparation and early activity relating to long-lead items. Regarding the Joslyn mining area, the company and the project co-owners continue to focus on design engineering and regulatory work and plan to provide an update on the targeted timing for a sanction decision on the project when available.

Suncor's share of capital expenditures for the Syncrude joint venture was $110 million, which includes expenditures for the mine train replacement at the Mildred Lake mining area and the mine train relocation at the Aurora mining area.

Exploration and Production

Growth and exploration spending of $264 million related to the advancement of significant growth projects. Growth spending for the Golden Eagle project related to the ongoing construction of topsides, platform jackets and subsea facilities. During the quarter, installation activities at the field location commenced, marking the completion of a major milestone for the project. The project is expected to achieve first oil in late 2014 or early 2015. Growth spending for the Hebron project related to detailed engineering and early construction of the gravity-based structure and topsides

             Suncor Energy Inc.
 036    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com fabrication; the project is expected to achieve first oil in 2017. Detailed engineering and procurement activities continued for the Hibernia Southern Extension project and the South White Rose Extension project.

The company continues to develop the Cardium oil formation in Western Canada and further delineate its play in the Montney shale gas formation in B.C.

Refining and Marketing

Investment in the Refining and Marketing segment continues to focus on integration with the company's Oil Sands operations and reliability through planned maintenance activities. Refining and Marketing spent $166 million on capital expenditures in the second quarter of 2013 relating to planned maintenance at the Edmonton refinery, and early engineering and design work for facilities to prepare the Montreal refinery for the receipt and processing of inland crudes. Construction to enable rail receipt of inland crudes to the Montreal refinery continued in the second quarter of 2013 and is expected to be operating in the fourth quarter of 2013.

7. FINANCIAL CONDITION AND LIQUIDITY

Indicators

Twelve months ended June 30	2013	2012

Return on capital employed (1) (%)
Excluding major projects in progress	8.1	14.2
Including major projects in progress	6.7	10.8

Net debt to cash flow from operations (2) (times)	0.7	0.6

Interest coverage on long-term debt (times)
Earnings basis (3)	7.3	11.3
Cash flow from operations basis (2)(4)	16.8	17.8

(1)
Non-GAAP financial measure. ROCE is reconciled in the Non-GAAP Financial Measures Advisory section of this MD&A.

(2)
Cash flow from operations and metrics that use cash flow from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Cash flow from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Capital Resources

Suncor's capital resources consist primarily of cash flow from operations, cash and cash equivalents, and available lines of credit. Suncor's management believes the company will have the capital resources to fund the remainder of its planned 2013 capital spending program of $7.0 billion and meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2013, available committed credit facilities, issuing commercial paper and/or long-term notes or debentures. The company's cash flow from operations depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates. If additional capital is required, Suncor's management believes adequate additional financing will be available in debt capital markets at commercial terms and rates.

Cash and cash equivalents increased to $4.530 billion during the first six months of 2013 from $4.385 billion at December 31, 2012, due primarily to stable cash flow from operations that exceeded capital expenditures, partially offset

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    037

by the acquisition of Total E&P's interest in the VULP for $515 million and the repurchase of $699 million of the company's common shares. For the twelve months ended June 30, 2013, the company's net debt to cash flow from operations measure was 0.7 times, which met management's limit of less than 2.0 times. Unutilized lines of credit at June 30, 2013 were $4.594 billion, compared to $4.735 billion at December 31, 2012.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans. Suncor's management believes a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 60% of its total debt plus shareholders' equity. At June 30, 2013, total debt to total debt plus shareholders' equity was 22% (December 31, 2012 – 22%). The company is also currently in compliance with all operating covenants.

($ millions, except as noted)	June 30 2013	December 31 2012

Short-term debt	789	775
Current portion of long-term debt	345	311
Long-term debt	10 510	9 938

Total debt	11 644	11 024
Less: Cash and cash equivalents	4 530	4 385

Net debt	7 114	6 639

Shareholders' equity	40 243	39 215

Total debt plus shareholders' equity	51 887	50 239

Total debt to total debt plus shareholders' equity (%)	22	22

Change in Net Debt

	Three and six months ended June 30, 2013
($ millions)	Q2	YTD

Net debt – Start of period	6 786	6 639
Increase in net debt	328	475

Net debt – June 30, 2013	7 114	7 114

Increase in net debt
Cash flow from operations	2 250	4 534
Capital and exploration expenditures and other investments	(1 982)	(3 471)
Acquisition	—	(515)
Proceeds from divestitures, net of costs for acquisitions	2	6
Dividends less proceeds from exercise of share options	(299)	(455)
Repurchase of common shares	(294)	(699)
Change in non-cash working capital	250	538
Foreign exchange on cash, long-term debt and other balances	(255)	(413)

	(328)	(475)

             Suncor Energy Inc.
 038    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

At June 30, 2013, Suncor's net debt was $7.114 billion, compared to $6.639 billion at December 31, 2012. Over the first six months of 2013, net debt increased by $475 million, largely due to the acquisition of Total E&P's interest in VULP, share repurchases, dividends and an unrealized foreign exchange loss on U.S. dollar denominated long-term debt, partially offset by cash flow from operations that exceeded capital and exploration expenditures.

Short-Term Investments

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns consistent with the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings. As at June 30, 2013, the weighted average term to maturity of the short-term investment portfolio was approximately 61 days.

Common Shares

Outstanding Shares

June 30, 2013 (thousands)

Common shares	1 502 884
Common share options – exercisable and non-exercisable	38 403
Common share options – exercisable	29 966

As at July 29, 2013, the total number of common shares outstanding was 1,501,033,171, and the total number of exercisable and non-exercisable common share options outstanding was 38,142,428. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In the third quarter of 2012, the company obtained regulatory approval for a Normal Course Issuer Bid (the 2012 NCIB) with the Toronto Stock Exchange (TSX), authorizing the purchase for cancellation of up to $1 billion of Suncor's common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. As of April 2013, Suncor had completed the purchase of $1 billion of common shares under the 2012 NCIB. In the second quarter of 2013, the TSX accepted a notice filed by Suncor to amend the 2012 NCIB, authorizing the purchase for cancellation of up to an additional $2 billion worth of its common shares, commencing on May 2, 2013. Following the amendment to the 2012 NCIB, the pre-defined purchase plan that was entered into in connection with the amendment was cancelled and the company entered into a new pre-defined purchase plan with a designated broker.

Subsequent to the second quarter of 2013, the TSX accepted a notice filed by Suncor to cancel its 2012 NCIB, effective as at the close of markets on August 2, 2013, and commence a new NCIB (the 2013 NCIB) through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that Suncor may purchase for cancellation up to approximately $1.8 billion worth of its common shares commencing August 5, 2013 and ending August 4, 2014. Pursuant to the 2013 NCIB, Suncor has agreed that it will not purchase more than 66,414,828 common shares, which equals approximately 4% of the issued and outstanding common shares in the public float as at July 29, 2013.

Shareholders may obtain a copy of the company's Notice of Intention to make a Normal Course Issuer Bid by contacting Investor Relations.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    039

In the second quarter of 2013, the company had repurchased a total of 9,666,300 shares under the 2012 NCIB, at an average price of $30.35 per share, for a total cost of $294 million. As of July 29, 2013, the company had repurchased an additional 2,268,200 shares under the 2012 NCIB at an average price of $32.09 per share for a total repurchase cost of $73 million.

	Three and six months ended June 30, 2013		Twelve months ended December 31, 2012
	Q2	YTD

Share repurchase activities (thousands of common shares)
Shares repurchased directly (1)	9 666	22 506	46 862
Shares repurchased through exercise of put options	—	—	—

	9 666	22 506	46 862

Share repurchase cost ($ millions)
Repurchase cost	294	699	1 452
Option premiums received	—	—	(1)

	294	699	1 451

Weighted average repurchase price per share (dollars per share)	30.35	31.05	30.96

(1)
During the first quarter of 2012, the company obtained regulatory approval to recommence its NCIB that authorized the purchase for cancellation of up to an additional $1 billion of Suncor's common shares between February 28, 2012 and September 5, 2012.

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Conditions and Liquidity section of its 2012 annual MD&A, which section is herein incorporated by reference. The company does not believe that it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition, results of operations, liquidity or capital expenditures. During the second quarter of 2013, Suncor entered into various agreements in the normal course of business totalling approximately $1.0 billion over the next 25 years, including contracts related to transportation, storage, and infrastructure.

8. QUARTERLY FINANCIAL DATA

Trends in Suncor's quarterly earnings results and cash flow from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events – such as the maintenance that occurred in Oil Sands and Refining and Marketing in the second quarter of 2013 and at many Exploration and Production assets in the third quarter of 2012 – and unplanned maintenance outages, such as the one that occurred at Upgrader 2 in the second quarter of 2013 and the first half of 2012. Trends in Suncor's quarterly earnings results and cash flow from operations are also affected by changes in commodity prices, refining crack spreads and foreign exchange rates.

             Suncor Energy Inc.
 040    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Financial Summary

Three months ended ($ millions, unless otherwise noted)	June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011

Total production (mboe/d)
Oil Sands	309.4	389.0	378.7	378.9	337.8	341.1	356.8	362.5
Exploration and Production	190.7	207.1	177.8	156.4	204.6	221.2	219.7	183.5

	500.1	596.1	556.5	535.3	542.4	562.3	576.5	546.0

Revenues and other income
Operating revenues, net of royalties	9 648	9 843	9 396	9 488	9 584	9 639	9 906	10 235
Other income	66	173	92	88	123	116	60	184

	9 714	10 016	9 488	9 576	9 707	9 755	9 966	10 419

Net earnings (loss)	680	1 094	(572)	1 544	324	1 446	1 427	1 287
per common share – basic (dollars)	0.45	0.72	(0.37)	1.01	0.21	0.93	0.91	0.82
per common share – diluted (dollars)	0.45	0.71	(0.37)	1.00	0.20	0.92	0.91	0.76

Operating earnings (1)	934	1 367	990	1 292	1 249	1 318	1 427	1 789
per common share – basic (1) (dollars)	0.62	0.90	0.65	0.84	0.80	0.84	0.91	1.14

Cash flow from operations (1)	2 250	2 284	2 228	2 743	2 347	2 415	2 650	2 721
per common share – basic (1) (dollars)	1.49	1.50	1.46	1.79	1.51	1.55	1.69	1.73

ROCE (1) (%) for the twelve months ended	8.1	7.1	7.2	12.4	14.2	14.7	13.8	13.4

Common share information (dollars)
Dividend per common share	0.20	0.13	0.13	0.13	0.13	0.11	0.11	0.11
Share price at the end of trading
Toronto Stock Exchange (Cdn$)	31.00	30.44	32.71	32.34	29.44	32.59	29.38	26.76
New York Stock Exchange (US$)	29.49	30.01	32.98	32.85	28.95	32.70	28.83	25.44

(1)
Non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A. ROCE excludes capitalized costs related to major projects in progress.

Business Environment

Three months ended (average for the period ended, except as noted)		June 30 2013	Mar 31 2013	Dec 31 2012	Sept 30 2012	June 30 2012	Mar 31 2012	Dec 31 2011	Sept 30 2011

WTI crude oil at Cushing	US$/bbl	94.20	94.35	88.20	92.20	93.50	102.95	94.05	89.75
Dated Brent crude oil at Sullom Voe	US$/bbl	103.35	112.65	110.10	109.50	108.90	118.35	109.00	113.40
Dated Brent/Maya FOB price differential	US$/bbl	5.50	10.60	17.30	11.90	9.85	9.45	5.55	14.80
Canadian 0.3% par crude oil at Edmonton	Cdn$/bbl	92.90	88.45	84.35	84.70	84.45	92.80	98.20	92.50
WCS at Hardisty	US$/bbl	75.05	62.40	70.05	70.45	70.60	81.50	83.60	72.10
Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	19.15	31.95	18.15	21.75	22.90	21.45	10.45	17.65
Condensate at Edmonton	US$/bbl	103.30	107.20	98.10	96.00	99.40	110.00	108.70	101.65
Natural gas (Alberta spot) at AECO	Cdn$/mcf	3.60	3.05	3.05	2.20	1.85	2.50	3.40	3.70
New York Harbor 3-2-1 crack (1)	US$/bbl	25.60	31.20	35.95	37.80	31.95	25.80	22.80	36.45
Chicago 3-2-1 crack (1)	US$/bbl	30.70	27.10	27.85	35.15	27.85	18.80	19.20	33.30
Portland 3-2-1 crack (1)	US$/bbl	30.60	30.55	29.85	38.15	37.90	27.70	26.45	36.50
Gulf Coast 3-2-1 crack (1)	US$/bbl	24.00	28.80	27.35	33.95	29.30	25.45	20.40	33.10
Exchange rate	US$/Cdn$	0.98	0.99	1.00	1.00	0.99	1.00	0.98	1.02
Exchange rate (end of period)	US$/Cdn$	0.95	0.98	1.01	1.02	0.98	1.00	0.98	0.95

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    041

Significant or Unusual Items Impacting Net Earnings

In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or one-time adjustments:

•
The first quarter of 2013 included an after-tax charge of $127 million as a result of not proceeding with the Voyageur upgrader project, which represents the expected cost of not proceeding with the project, including costs related to decommissioning and restoration of the Voyageur site, and contract cancellations.

•
Given Suncor's view of the challenging economic outlook for the Voyageur upgrader project, the company performed an impairment test in the fourth quarter of 2012. Based on an assessment of expected future net cash flows, the company recorded an after-tax impairment charge of $1.487 billion.

•
The fourth quarter of 2012 included an after-tax impairment reversal of $177 million of the impairment charges recorded against its assets in Syria in the second quarter of 2012, due to a revised assessment of the net recoverable value of the underlying assets following the receipt of risk mitigation proceeds.

•
The fourth quarter of 2012 included total after-tax impairment charges of $128 million for certain exploration, development and production assets in the Exploration and Production segment.

•
The second quarter of 2012 included after-tax impairment charges and write-offs of $694 million against assets in Syria, which reflected the shut-in of production due to political unrest and international sanctions. The company ceased recording all production and revenue from its Syrian assets in the fourth quarter of 2011.

9. OTHER ITEMS

Accounting Policies

Suncor's significant accounting policies and a summary of recently announced accounting standards are described in notes 3 and 5, respectively, to the audited Consolidated Financial Statements for the year ended December 31, 2012.

Adoption of New and Amended Accounting Standards

Effective January 1, 2013, the company adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, IFRS 13 Fair Value Measurement, and amendments to IAS 19 Employee Benefits and IFRS 7 Financial Instruments: Disclosure.

Scope of a Reporting Entity

IFRS 10 creates a single consolidation model by revising the definition of control in order to apply the same control criteria to all types of entities, including joint arrangements, associates and structured entities. IFRS 11 establishes a principle-based approach to the accounting for joint arrangements by focusing on the rights and obligations of the arrangement and limits the application of proportionate consolidation accounting to arrangements that meet the definition of a joint operation. Arrangements that meet the definition of a joint venture are required to apply the equity method of accounting. IFRS 12 is a comprehensive disclosure standard for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities.

The company identified two existing joint arrangements in the Refining and Marketing segment that have been retrospectively reclassified as joint ventures as a result of IFRS 11, and are now being accounted for using the equity method of accounting rather than the proportionate consolidation method. This change does not have a material impact

             Suncor Energy Inc.
 042    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com to the consolidated financial statements, but does result in the netting of revenues and expenses for these entities into Other Income. Cash flow from operations from these joint arrangements is now recognized based on cash distributions received in the period, where previously it was recognized based on the company's proportionate share of cash flow from operations. In addition, the company's net investment in these entities is now presented in Other Assets. The company determined that the adoption of IFRS 10 did not result in changes to the consolidation conclusions of any of its subsidiaries and investees.

Employee Benefits

The amendments to IAS 19 revise the recognition, presentation and disclosure requirements for defined benefit plans. The revised standard requires immediate recognition of actuarial gains and losses in other comprehensive income, thereby eliminating the previous options that were available, changes the calculation and presentation of the interest expense component of annual pension expense, and enhances the disclosure requirements for defined benefit plans.

The adoption of the amendments did not have a material impact on the consolidated financial statements. The company has recognized an interest expense on the net unfunded obligation, and reclassified net interest expense to Financing Expenses from Operating, Selling and General Expense.

Fair Value Measurements

IFRS 13 establishes a single source of guidance for most fair value measurements, clarifies the definition of fair value, and enhances the disclosures on fair value measurements. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any fair value measurement adjustments as at January 1, 2013. The adoption of this standard resulted in additional interim disclosures with respect to the fair value hierarchy level of each category of financial instrument that is measured at fair value. See note 11 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2013.

Offsetting Financial Assets and Liabilities

The amendments to IFRS 7 clarify the offsetting model and develop common disclosure requirements to enhance the understanding of the potential effects of offsetting arrangements. The adoption of this amendment resulted in additional disclosure for the company's offsetting financial assets and financial liabilities; see note 11 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2013.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    043

The effects of the application of IFRS 11 and the IAS 19 amendment to consolidated net earnings, operating earnings and cash flow from operations for the three- and six-months ended June 30, 2012 and the twelve months ended December 31, 2012 are shown in the table below and reflect the application of relevant transitional provisions.

($ millions)	Three months ended June 30, 2012	Six months ended June 30, 2012	Year ended December 31, 2012

Net earnings before accounting changes	333	1 790	2 783
Adjustments to net earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(9)	(20)	(41)

Net earnings after accounting changes	324	1 770	2 742

Operating earnings before accounting changes	1 258	2 587	4 890
Adjustments to operating earnings:
Recognition of interest costs on net unfunded obligation (IAS 19)	(9)	(20)	(41)

Operating earnings after accounting changes	1 249	2 567	4 849

Cash flow from operations before accounting changes	2 344	4 770	9 745
Adjustments to cash flow from operations:
Proportionate consolidation to equity accounting (IFRS 11)	3	(8)	(5)
Recognition of interest costs on net unfunded obligation (IAS 19)	—	—	(7)

Cash flow from operations after accounting changes	2 347	4 762	9 733

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company's financial condition, changes in financial condition or financial performance. Critical accounting estimates are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor's critical accounting estimates is provided in the Accounting Policies and Critical Accounting Estimates section of Suncor's 2012 annual MD&A, which section is herein incorporated by reference.

Voyageur Upgrader Project

In the first quarter of 2013, Suncor announced that it had acquired Total E&P's interest in VULP. Management applied judgment in determining whether the acquisition met the definition of a business combination or an asset purchase and determined that the acquisition met the definition of a business combination due to the existence of activities and assets that are capable of being conducted and managed for the purpose of generating a return. As the transaction met the definition of a business combination, the acquired identifiable assets and assumed liabilities were recognized at their fair value on the date of the acquisition.

             Suncor Energy Inc.
 044    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

The fair value attributed to the property, plant and equipment acquired was determined using a combination of an expected future cash flow approach under the fair value less costs to sell methodology and management's best estimate of the amount recoverable from the sale of certain assets.

The fair value of the asset retirement obligation was determined based on management's best estimate of the estimated costs to complete the activities, the timing of cash outflows, the discount rate and management's anticipated use of the area in the future. Changes to these estimates may have a material impact on the amounts presented.

Assets Held for Sale

On April 15, 2013, Suncor announced it had reached an agreement to sell a significant portion of its natural gas business in Western Canada. As a result, the associated assets and liabilities have been classified as assets held for sale on the Consolidated Balance Sheets based on the lower of the net book value and fair value less costs to sell. Fair value less costs to sell was determined based on the purchase price within the agreement reached to sell the respective assets, less the expected disposal costs.

Financial Instruments

Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company's position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor's financial instruments and the related financial risk factors, see note 26 of the audited Consolidated Financial Statements for the year ended December 31, 2012, and note 11 to the unaudited interim Consolidated Financial Statements for the three and six months ended June 30, 2013.

Canada Revenue Agency Proposal Letter

In April 2013, the company responded to the proposal letter received in January from the Canada Revenue Agency (CRA) relating to the income tax treatment of the realized losses in 2007 on the settlement of the Buzzard derivative contracts. After reviewing Suncor's representation, the CRA has requested additional information and documentation related to the submission. Suncor provided the information requested by the CRA in July. The company strongly disagrees with the CRA's position and firmly believes it will be able to successfully defend its original filing position should it receive a Notice of Reassessment.

Union Negotiations

On June 4, 2013, Suncor and the Communications, Energy and Paperworkers Union (CEP) reached a national collective bargaining agreement. The national agreement forms the foundation for local agreements at Suncor's CEP-represented operational sites across Canada, which the company is actively negotiating. At June 30, 2013, the CEP-represented approximately 30% (or 4,200) of Suncor's employees, the majority of the company's unionized employees. Details of the agreements are as follows:

•
The agreements covering approximately 19% of Suncor's CEP-represented employees working in the company's refinery, lubricants, natural gas, and terminal operations were under negotiation in the second quarter of 2013 and expired on December 31, 2012 or January 31, 2013. Certain of these agreements were successfully renewed, during or subsequent to the quarter.

•
The agreement covering approximately 79% of Suncor's CEP-represented employees working in the company's Oil Sands Base or Firebag operations is currently under negotiation and expired on May 1, 2013.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    045

•
The agreement covering the remainder of Suncor's CEP-represented employees, who work in the company's Terra Nova operations, expires on September 30, 2013.

Control Environment

Based on their evaluation as of June 30, 2013, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of June 30, 2013, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

As a result of current events in Syria, Suncor is not able to monitor the status of all of its assets in the country, including whether certain facilities have suffered damages. Suncor has assessed and is continually monitoring the control environment in the country and does not consider the changes to have a material impact on the company's overall internal control over financial reporting.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its previously issued 2013 corporate guidance. Suncor's press release dated July 31, 2013, which is also available on www.sedar.com, provides updates to the corporate guidance.

10. NON-GAAP FINANCIAL MEASURES ADVISORY

Certain financial measures in the MD&A – namely operating earnings, ROCE, cash flow from operations and Oil Sands cash operating costs – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Effective January 1, 2013, Suncor adopted new and amended accounting standards, described in the Other Items section of this MD&A. Certain comparative figures pertaining to Suncor's 2012 non-GAAP financial measures have been restated for the adoption of the new and amended standards, while comparative figures pertaining to Suncor's 2011 results have not been restated in accordance with the respective transitional provisions.

             Suncor Energy Inc.
 046    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Operating Earnings

Operating earnings is a non-GAAP financial measure that adjusts net earnings for significant items that are not indicative of operating performance. Management uses operating earnings to evaluate operating performance, because management believes it provides better comparability between periods. Operating earnings are reconciled to net earnings in the Consolidated Financial Information segment of the MD&A.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a thirteen-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

For the twelve months ended June 30
($ millions, except as noted)		2013	2012

Adjustments to net earnings
Net earnings		2 746	4 485
Add after-tax amounts for:
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt		227	391
Interest expense		138	31

	A	3 111	4 907

Capital employed – beginning of twelve-month period
Net debt		5 627	7 738
Shareholders' equity		39 184	36 789

		44 811	44 527

Capital employed – end of twelve-month period
Net debt		7 114	5 627
Shareholders' equity		40 243	39 184

		47 357	44 811

Average capital employed	B	46 095	45 263

ROCE – including major projects in progress (%)	A/B	6.7	10.8

Average capitalized costs related to major projects in progress	C	7 865	10 754

ROCE – excluding major projects in progress (%)	A/(B-C)	8.1	14.2

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    047

Cash Flow from Operations

Cash flow from operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, which management believes reduces comparability between periods.

Three months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	294	359	301	(430)	432	501	(347)	(106)	680	324
Adjustments for:
Depreciation, depletion, amortization and impairment	562	469	311	966	125	110	31	45	1 029	1 590
Deferred income taxes	90	223	31	55	84	112	(66)	(38)	139	352
Accretion of liabilities	29	29	17	16	2	1	2	—	50	46
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	290	163	290	163
Change in fair value of derivative contracts	—	2	—	2	1	4	27	44	28	52
Gain on disposal of assets	—	(3)	—	—	(1)	(2)	—	—	(1)	(5)
Share-based compensation	(1)	(25)	7	(5)	3	(14)	46	(20)	55	(64)
Exploration expenses	—	—	14	59	—	—	—	—	14	59
Settlement of decommissioning and restoration liabilities	(62)	(79)	(5)	(7)	(4)	(4)	—	—	(71)	(90)
Other	(16)	(32)	(8)	—	4	3	57	(51)	37	(80)

Cash flow from operations	896	943	668	656	646	711	40	37	2 250	2 347
Decrease (increase) in non-cash working capital	74	(686)	497	173	269	178	(420)	801	420	466

Cash flow provided by (used in) operating activities	970	257	1 165	829	915	889	(380)	838	2 670	2 813

             Suncor Energy Inc.
 048    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

Six months ended June 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012

Net earnings (loss)	620	968	655	(98)	1 214	977	(715)	(77)	1 774	1 770
Adjustments for:
Depreciation, depletion, amortization and impairment	1 107	909	615	1 326	245	221	61	81	2 028	2 537
Deferred income taxes	203	436	63	48	274	262	(144)	(79)	396	667
Accretion of liabilities	56	58	34	32	2	2	6	—	98	92
Unrealized foreign exchange loss on U.S. dollar denominated long-term debt	—	—	—	—	—	—	458	17	458	17
Change in fair value of derivative contracts	—	2	1	—	2	2	85	9	88	13
Gain on disposal of assets	—	(32)	—	—	(1)	(4)	—	—	(1)	(36)
Share-based compensation	(49)	(7)	3	(2)	(16)	(6)	—	(4)	(62)	(19)
Exploration expenses	—	—	51	59	—	—	—	—	51	59
Settlement of decommissioning and restoration liabilities	(239)	(232)	(13)	(17)	(6)	(7)	—	—	(258)	(256)
Other	46	(41)	(51)	(15)	(1)	(6)	(32)	(20)	(38)	(82)

Cash flow from (used in) operations	1 744	2 061	1 358	1 333	1 713	1 441	(281)	(73)	4 534	4 762
Decrease (increase) in non-cash working capital	1 980	(1 072)	511	79	149	(15)	(1 930)	1 546	710	538

Cash flow provided by (used in) operating activities	3 724	989	1 869	1 412	1 862	1 426	(2 211)	1 473	5 244	5 300

Oil Sands Cash Operating Costs

Oil Sands cash operating costs and cash operating costs per barrel are non-GAAP financial measures, which are derived by adjusting Oil Sands segment operating, selling and general expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, costs related to the remobilization or deferral of growth projects, research, the expense recorded as part of a non-monetary arrangement involving a third-party processor, and feedstock costs for natural gas used to create hydrogen for secondary upgrading processes; iii) excess power generated and sold that is recorded in operating revenue; and iv) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Oil Sands cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of the MD&A.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a first-in, first-out inventory (FIFO) valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor Energy Inc.
                                                                                                                                       2013 Second Quarter    049

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a last-in, first-out (LIFO) methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

Generally, during times of increasing crude prices, a FIFO inventory valuation positively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of lower relative feedstock costs are replaced by inventories purchased during periods of higher relative feedstock costs. Conversely, during times of decreasing crude prices, FIFO inventory valuation generally negatively impacts net earnings, compared with LIFO inventory valuation, as inventories purchased during periods of higher relative feedstock costs are replaced by inventories purchased during periods of lower relative feedstock costs.

The company's estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology is a relatively simple calculation that replaces the FIFO-based costs of goods sold with an average purchase cost over the same period, and does not incorporate all of the elements of a more complex and precise LIFO inventory valuation methodology that an entity using U.S. GAAP might include. The company's estimate is not derived from a standardized calculation and, therefore, is unlikely to be comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

The impact on earnings pertaining to the increasing crude price environment increased after-tax earnings by approximately $4 million and $121 million for the second quarter of 2013 and first six months of 2013, respectively, whereas the impact on earnings pertaining to the decreasing crude price environment decreased after-tax earnings by approximately $135 million and $128 million for the second quarter of 2012 and first six months of 2012, respectively.

11. FORWARD-LOOKING INFORMATION

The MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as "forward-looking statements") within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information is based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. In addition, all other statements and other information that address expectations or projections about the future, and other statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may" and similar expressions.

Forward-looking statements in the MD&A include references to:

Suncor's expectations about production volumes and the performance of its existing assets, including that:

•
The seven-week planned turnaround of Upgrader 1 which occurred in the second quarter of 2013, is expected to improve reliability and contribute to the company's overall upgrader performance targets;

             Suncor Energy Inc.
 050    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com

•
The company anticipates that bitumen production from Firebag will reach production capacity of approximately 180,000 bbls/d in early 2014;
•
The company anticipates that natural declines at MacKay River will be offset by the end of 2013 through the ramp up of recently commissioned well pads; and
•
The company's expectation that recent labour issues impacting terminal operations in Libya may reduce production and liftings in the third quarter of 2013.

The anticipated duration and impact of planned maintenance events, including:

•
The company's plans to complete the next major upgrader turnaround in 2016 at Upgrader 2;
•
The company's plans to complete planned maintenance of the Upgrader 2 vacuum tower in the third quarter of 2013, which is expected to have a duration of four to five weeks;
•
The company's plans to complete routine annual planned maintenance at White Rose and Buzzard in the third quarter of 2013;
•
The company plans to complete an 11-week maintenance event at Terra Nova which is expected to commence in September;
•
The company's plans to complete a seven-week planned maintenance event at the Sarnia refinery for one of its crude units, beginning late in the third quarter of 2013; and
•
The company's plans to complete planned maintenance at the Edmonton refinery on its sweet synthetic crude unit in the latter half of 2014.

Suncor's expectations about capital expenditures, and growth and other projects, including:

•
The company's plans to start shipping on the Keystone South pipeline by early 2014;
•
The expectation that the company will be transporting inland crudes to Montreal by the end of 2013;
•
The completion of hot bitumen infrastructure and the ability to import up to 20,000 bbls/d of diluent are expected to optimize the company's sales mix going forward;
•
The company's capital allocation plans;
•
Assets in the VULP, including a hot bitumen blending facility and tankage, will provide added logistics flexibility and storage capacity to support the company's growing Oil Sands operations and the midstream component of the company's integrated business model;
•
That the charge recorded in respect of the Voyageur upgrader project reflects all the costs of not proceeding with the project;
•
The final two of four storage tanks in Hardisty, Alberta will be commissioned during the third quarter of 2013;
•
The debottlenecking project at the MacKay River facilities is expected to increase production capacity by approximately 20% over the next two years for a total capacity of 38,000 bbls/d;
•
The design and construction of new well pads at Firebag and MacKay River are expected to maintain existing production levels in future years;
•
The company's plans to present the Fort Hills project for a sanction decision to project co-owners in the fourth quarter of 2013;
•
The company's plans to provide an update on the targeted timing for a sanction decision for the Joslyn project when available;
•
The Golden Eagle project is expected to achieve first oil in late 2014 or early 2015; and
•
The Hebron project is expected to achieve first oil in 2017.

Also:

•
Management's belief that Suncor will have the capital resources to fund the remainder of its planned 2013 capital spending program of $7.0 billion and to meet current and long-term working capital requirements through existing cash balances and short-term investments, cash flow from operations for the remainder of 2013, available committed credit facilities issuing commercial paper and/or long-term notes or debentures, and that, if additional capital is required, adequate additional financing will be available to Suncor in the debt capital markets at commercial terms and rates;

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•
The agreement to sell a significant portion of Suncor's natural gas business in Western Canada for $1 billion which is subject to closing adjustments on an economic basis, with an effective date of January 1, 2013, is expected to close during the third quarter of 2013, and is subject to closing conditions and regulatory approvals;
•
Management's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels;
•
The company's expectations that the maximum weighted average term to maturity of its short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;
•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or results of operations, liquidity or capital expenditures; and
•
The company's position in respect of the proposal letter received from the CRA relating to the income tax treatment of realized losses in 2007 on the settlement of certain derivative contracts relating to Buzzard and the company's position that it will be able to successfully defend its original filing position.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect our Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process our proprietary production will be closed, experience equipment failure or other accidents; our ability to operate our Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; our dependence on pipeline capacity and other logistical constraints, which may affect our ability to distribute our products to market; our ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; inflationary pressures on operating costs, including labour, natural gas and other energy sources used in oil sands processes; our ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools); risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; changes to royalty and tax legislation and related agreements that could impact our business, such as our current dispute with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and changes to environmental regulations or legislation.

Factors that affect our Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's

             Suncor Energy Inc.
 052    2013 Second Quarter                                                                    For more information about Suncor Energy, visit our website www.suncor.com foreign operations, including the unpredictability of operating in Libya and that operations in Syria continue to be impacted by sanctions or political unrest; risks and uncertainties associated with obtaining regulatory and stakeholder approval for exploration and development activities; the potential for disruptions to operations and construction projects as a result of our relationships with labour unions that represent employees at our facilities; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect our Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; our ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period; and the potential for disruptions to operations and construction projects as a result of our relationships with labour unions or employee associations that represent employees at our refineries and distribution facilities.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information systems by computer hackers or cyberterrorists, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor's control that are customary to transactions of this nature; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements and information are discussed in further detail throughout the MD&A, and under the heading Risk Factors in the 2012 annual MD&A, the company's 2012 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

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  EXHIBIT 99.2
Management's Discussion and Analysis for the second quarter ended June 30, 2013